Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

July 22, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mark Brunhofer
Suzanne Hayes
Sasha Parikh
Dorrie Yale

Re:	ProSight Global, Inc.
Registration Statement on Form S-1, as amended (File No. 333-232440)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ProSight Global, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on July 24, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,336 copies of the Preliminary Prospectus, dated July 16, 2019 and included in the above-named Registration Statement, as amended, were distributed during the period from July 16, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.

Acting on behalf of themselves and the
several underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	barclays capital inc.

By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Managing Director

[Signature Page to UW Acceleration Request]